UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-25705
CUSIP NUMBER— 36229U102

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 2, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GSI Group Inc.

(Full Name of Registrant)

(Former Name if Applicable)

125 Middlesex Turnpike

Address of Principal Executive Office (Street and Number)

Bedford, Massachusetts 01730

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, GSI Group Inc. (the “Company”) identified errors in the recognition of revenue from sales to a customer in the Company’s Semiconductor Systems Segment in the first and second fiscal quarters of 2008, fiscal year 2007 and fiscal year 2006. Therefore, the Company announced that the previously issued financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 28, 2008 and June 27, 2008 and Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006 should no longer be relied upon. In connection with the identification of such errors, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) conducted a review of sales transactions in the Company’s Semiconductor Systems Segment along with other sales transactions that contained arrangements with multiple deliverables for fiscal years 2006, 2007 and 2008.

As previously disclosed, the Audit Committee has completed its review of transactions in the Company’s Semiconductor Systems Segment. Thereafter, on June 30, 2009, the Company announced that it was undertaking a review of the timing of revenue recognized in connection with multiple element arrangements in its Precision Technology Segment from 2004 through 2008 to determine if adjustments needed to be made to those periods. The Company has substantially completed its review of revenue transactions in its Precision Technology Segment but requires additional time to finalize its financial statements. Accordingly, because preparation of the financial statements for the Quarterly Report (the “Quarterly Report”) on Form 10-Q for the quarterly period ended October 2, 2009 and the restatement of previously issued financial statements are not yet complete, the Company is unable to file its Quarterly Report within the prescribed time without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sergio Edelstein	(781) 266-5700
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 26, 2008, its Annual Report on Form 10-K for the year ended December 31, 2008, its Quarterly Report on Form 10-Q for the quarter ended April 3, 2009, and its Quarterly Report on Form 10-Q for the quarter ended July 3, 2009.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

The Company is diligently working to complete the restatement of previously issued financial statements for fiscal years 2006, 2007 and 2008. Until the review and the Company’s restated financial statements are complete, a narrative and quantitative estimate of the anticipated change in the results of operations compared to the corresponding period for the last fiscal year cannot be made.

GSI Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2009	By	/S/ SERGIO EDELSTEIN
Sergio Edelstein
President and Chief Executive Officer